Exhibit 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at and for the three and six months ended June 30, 2025 and 2024

(Unaudited - expressed in U.S. Dollars)

XORTX THERAPEUTICS INC.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited - expressed in U.S. Dollars)

	Note	June 30, 2025	December 31, 2024
		$	$
Assets

Current
Cash	5	1,063,477	2,473,649
Accounts receivable		10,860	17,637
Prepaid expenses	6	97,589	185,412
Deferred share issuance costs	18	92,594	—

Total Current Assets		1,264,520	2,676,698
Non-current
Contract payments	7	1,200,000	1,200,000
Intangible assets	8	195,008	183,108
Property and equipment	9	82,490	34,721

Total Assets		2,742,018	4,094,527

Liabilities

Current
Accounts payable and accrued liabilities	10,13	453,982	147,205
Derivative warrant liability	12(h)	177,000	572,000
Lease obligation	11	80,473	38,785

Total Liabilities		711,455	757,990

Shareholders’ Equity

Share capital	12	18,912,699	18,493,571
Reserves	12	5,730,349	6,039,078
Obligation to issue shares	8(c)	24,746	24,746
Accumulated other comprehensive loss		(52,605)	(52,605)
Accumulated deficit		(22,584,626)	(21,168,253)

Total Shareholders’ Equity		2,030,563	3,336,537

Total Liabilities and Shareholders’ Equity		2,742,018	4,094,527

Nature of operations and going concern (Note 1)

Commitments (Note 16)

Subsequent events (Note 18)

/s/ “Allen Davidoff”	/s/ “Paul Van Damme”
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

2

XORTX THERAPEUTICS INC.

Condensed Interim Consolidated Statements of (Loss) Income and Comprehensive (Loss) Income

For the three and six months ended June 30, 2025 and 2024

(Unaudited - expressed in U.S. Dollars)

		Three months ended		Six months ended
		June 30		June 30

	Note	2025	2024	2025	2024
		$	$	$	$
Expenses

Research and development	13	186,751	67,683	463,060	141,326
Consulting, wages and benefits	13	240,532	360,617	524,447	585,338
Directors’ fees	13	57,973	46,371	101,253	85,532
Investor relations		155,859	502,265	305,902	941,670
Professional fees	13	100,882	274,635	182,716	394,845
General and administrative		59,495	92,258	119,292	167,178
Public company costs		43,734	56,053	66,098	85,736
Travel		10,144	16,728	21,104	18,335
Amortization of property and equipment	9	20,841	26,885	40,305	47,131
Amortization of intangible assets	8	6,789	6,164	13,310	18,050
Share-based payments	12(g),13	6,945	44,031	15,914	97,165

Loss before other items		(889,945)	(1,493,690)	(1,853,401)	(2,582,306)

Fair value adjustment on derivative warrant liability	12(h)	149,000	1,645,548	395,000	(79,244)
Foreign exchange gain/(loss)		10,919	(17,744)	11,281	(30,388)
Interest income		12,326	35,952	30,747	67,554
Transaction costs on derivative warrant liability	12(b)	—	—	—	(224,486)

Net (loss) income and comprehensive (loss) income for the period		(717,700)	170,066	(1,416,373)	(2,848,870)

Basic and diluted (loss) income per common share		(0.19)	0.06	(0.38)	(1.07)

Weighted average number of common shares outstanding, basic and diluted		3,788,246	2,903,565	3,762,815	2,666,417

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

3

XORTX THERAPEUTICS INC.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited - expressed in U.S. Dollars)

	Number of common shares	Share capital	Reserves	Obligation to issue shares	Accumulated deficit	Accumulated other comprehensive loss	Total
		$	$	$	$	$	$

Balance, December 31, 2023	1,998,848	17,056,535	5,468,257	24,746	(17,854,907)	(52,605)	4,642,026

Shares issued pursuant to private placement	899,717	1,032,549	—	—	—	—	1,032,549
Warrants exercised	5,000	21,814	—	—	—	—	21,814
Share issuance costs	—	(239,950)	—	—	—	—	(239,950)
Share-based payments	—	—	97,165	—	—	—	97,165
Comprehensive loss for the period	—	—	—	—	(2,848,870)	—	(2,848,870)

Balance, June 30, 2024	2,903,565	17,870,948	5,565,422	24,746	(20,703,777)	(52,605)	2,704,734

Shares issued pursuant to private placement	320,000	355,000	—	—	—	—	355,000
Pre-funded warrants issued	—	—	907,994	—	—	—	907,994
Reclassification of derivative warrant liability	—	—	123,651	—	—	—	123,651
Share issuance costs	—	(91,591)	(224,140)	—	—	—	(315,731)
Pre-funded warrants exercised	257,810	359,214	(359,211)	—	—	—	3
Share-based payments	—	—	25,362	—	—	—	25,362
Comprehensive loss for the period	—	—	—	—	(464,476)	—	(464,476)

Balance, December 31, 2024	3,481,375	18,493,571	6,039,078	24,746	(21,168,253)	(52,605)	3,336,537

Shares issued pursuant to at-the-market offering	73,871	113,547	—	—	—	—	113,547
Share issuance costs	—	(19,064)	—	—	—	—	(19,064)
Pre-funded warrants exercised	233,000	324,645	(324,643)	—	—	—	2
Share-based payments	—	—	15,914	—	—	—	15,914
Comprehensive loss for the period	—	—	—	—	(1,416,373)	—	(1,416,373)

Balance, June 30, 2025	3,788,246	18,912,699	5,730,349	24,746	(22,584,626)	(52,605)	2,030,563

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

4

XORTX THERAPEUTICS INC.

Condensed Interim Consolidated Statements of Cash Flows

For the six months ended June 30, 2025 and 2024

(Unaudited - expressed in U.S. Dollars)

	Six months ended June 30,
	2025	2024
	$	$

Cash provided by (used in):

Operating activities
Net loss for the period	(1,416,373)	(2,848,870)

Items not affecting cash:
Amortization of property and equipment	40,305	47,131
Amortization of intangible assets	13,310	18,050
Fair value adjustment on derivative warrant liability	(395,000)	79,244
Share-based payments	15,914	97,165
Transaction costs on derivative warrant liability	—	224,486
Unrealized foreign exchange (gain) loss	(28,154)	10,090
Changes in non-cash operating assets and liabilities:
Accounts receivable	6,777	37,904
Prepaid expenses	87,823	29,676
Deferred share issue costs	—	108,508
Accounts payable and accrued liabilities	238,149	156,227
	(1,437,249)	(2,040,389)

Investing activities
Acquisition of intangible assets	(25,210)	(11,707)
	(25,210)	(11,707)

Financing activities
Proceeds from issuance of equity instruments	113,547	2,000,549
Pre-funded warrants and warrants exercised	2	16,570
Share issuance costs	(19,064)	(297,607)
Deferred share issue costs	(23,966)	—
Payment of lease obligation	(46,386)	(24,802)
	24,133	1,694,710

Effect of foreign exchange on cash	28,154	(11,807)

Decrease in cash	(1,410,172)	(369,193)

Cash, beginning of period	2,473,649	3,447,665

Cash, end of period	1,063,477	3,078,472

Supplemental Cash Flow and Non-Cash Investing and Financing Activities Disclosure
Derivative warrant liability reclassified to share capital on exercise of warrants	—	5,244
Recognition of right-of-use asset	88,074	96,998
Deferred financing costs reclassified to share capital and transaction costs on derivative warrant liability	—	166,344
Deferred financing cost in accounts payable	68,628	—

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

5

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Unaudited - expressed in U.S. Dollars)

1.	Nature of operations and going concern

XORTX Therapeutics Inc. (the “Company” or “XORTX”) was incorporated under the laws of Alberta, Canada on August 24, 2012.

XORTX is a public company listed on the TSX Venture Exchange (the “TSXV”) and on the Nasdaq Stock Market (“Nasdaq”) under the symbol “XRTX”. The Company’s operations and mailing address is 3710 – 33rd Street NW, Calgary, Alberta, Canada T2L 2M1 and its registered address is located at 550 Burrard Street, Suite 2900, Vancouver, British Columbia, V6C 0A3.

XORTX is a late-stage clinical pharmaceutical company focused on developing innovative therapies to treat gout and progressive kidney disease modulated by aberrant purine and uric acid metabolism in orphan disease indications such as allopurinol intolerant gout and autosomal dominant polycystic kidney disease, as well as more prevalent type 2 diabetic nephropathy, and fatty liver disease. The Company’s current focus is on developing products to slow and/or reverse the progression of these diseases.

The Company is subject to a number of risks associated with the successful development of new products and their marketing and the conduct of its clinical studies and their results. The Company will have to finance its research and development activities and its clinical studies. To achieve the objectives in its business plan, the Company plans to raise the necessary capital and to generate revenues. Although there is no certainty, management is of the opinion that additional funding for future projects and operations can be raised as needed. The products developed by the Company will require approval from the U.S. Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized. If the Company is unsuccessful in obtaining adequate financing in the future, research activities will be postponed until market conditions improve. These circumstances and conditions indicate the existence of a material uncertainty that casts significant doubt about the Company’s ability to continue as a going concern.

2.	Basis of preparation

Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 (IAS 34), Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain disclosures included in the annual financial statements prepared in accordance with IFRS Accounting Standards (“IFRS”) have been condensed or omitted. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2024.

Basis of Measurement and Presentation

These condensed interim consolidated financial statements have been prepared using the historical cost convention except for financial instruments which have been measured at fair value. These condensed interim consolidated financial statements were prepared on an accrual basis except for cash flow information.

These condensed interim consolidated financial statements incorporate the financial statements of the Company and its 100% owned subsidiary, XORTX Pharma Corp. The accounts of the Company’s subsidiary are prepared for the same reporting period as the parent company, using consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated.

These condensed interim consolidated financial statements were approved for issue by the Board of Directors on August 14, 2025.

6

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Unaudited - expressed in U.S. Dollars)

3.	Material Accounting policies

These condensed interim consolidated financial statements have been prepared on a basis consistent with the material accounting policies disclosed in the annual financial statements for the year ended December 31, 2024.

4.	Critical accounting judgments and estimates

The preparation of condensed interim consolidated financial statements requires management to make judgments and estimates that affect the amounts reported in the condensed interim consolidated financial statements and notes. By their nature, these judgments and estimates are subject to change and the effect on the condensed interim consolidated financial statements of changes in such judgments and estimates in future periods could be material. These judgments and estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these judgments and estimates.

Revisions to accounting estimates are recognized in the period in which the estimate is revised and may affect both the period of revision and future periods. Information about critical accounting judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the condensed interim consolidated financial statements are discussed below:

Share-based payment transactions and warrant liabilities

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Warrant liabilities are accounted for as derivative liabilities if the proceeds from exercise are either not fixed, denominated in a currency other than the functional currency, or can be settled on a net basis, and therefore do not meet the fixed for fixed criteria. Estimating fair value for share-based transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the instrument. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option or warrant, volatility and dividend yield and making assumptions about them.

Classification of contract payments

In concluding that contract payments are a non-current asset, management considered when future regulatory and clinical trial programs are anticipated to be completed. Management assessed that the future regulatory and clinical trial programs would not be completed within 12 months from period end and therefore classified the contract payments as a non-current asset.

Impairment of intangible assets

Patents (obtained and pending) and licenses are reviewed for impairment at each financial reporting date. If, in the judgment of management, future economic benefits will not flow to the Company, then the Company will assess the recoverable value of the asset. If the carrying value is greater than the recoverable value, the asset will be impaired to the recoverable value.

Determination of functional currency

In concluding that the U.S. dollar is the functional currency of the Company and its subsidiary, management considered the currency that mainly influences the cost of providing goods and services in the primary economic environment in which each entity operates and the currency in which funds from financing are generated, or if there has been a change in events or conditions that determined the primary economic environment.

7

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Unaudited - expressed in U.S. Dollars)

4. Critical accounting judgments and estimates (continued)

Treatment of research and development costs

Costs to develop products are capitalized to the extent that the criteria for recognition as intangible assets in IAS 38 Intangible Assets are met. Those criteria require that the product is technically and economically viable, the Company has the intention and ability to use the asset, and how the asset will generate future benefits. Management assessed the capitalization of development costs based on the attributes of the development project, perceived user needs, industry trends and expected future economic conditions. Management considers these factors in aggregate and applies significant judgment to determine whether the product is feasible. The Company has not capitalized any development costs as at June 30, 2025.

Leases

Value of right-of-use assets and lease obligations require judgement in determining lease terms such as extension options, determining whether a lease contract contains an identified asset to which the Company has the right to use substantially all of the economic benefits from, and the incremental borrowing rate applied. The Company estimates the incremental borrowing rate based on the lease term, collateral assumptions and the economic environment in which the lease exists. Renewal options are only included if management is reasonably certain that the option will be renewed.

Classification of pre-funded warrants

Management applied judgment when determining the appropriate classification of pre-funded warrants included in unit offerings. Management considered the characteristics of derivative instruments and concluded that the pre-funded warrants should be classified as an equity instrument.

Current and deferred taxes

The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. Such differences may result in eventual tax payments differing from amounts accrued. Reported amounts for deferred tax assets and liabilities are based on management’s expectation for the timing and amounts of future taxable income or loss, as well as future taxation rates. Changes to these underlying estimates may result in changes to the carrying value, if any, of deferred income tax assets and liabilities.

5.	Cash

The Company’s cash consists of cash held and interest-bearing deposits with the Company’s bank and brokerage accounts. The current annual interest rate earned on these deposits is 4.10% (December 31, 2024 – 3.62%).

	June 30,2025	December 31, 2024
	$	$

Cash	115,753	53,686
Interest-bearing deposits	947,724	2,419,963
	1,063,477	2,473,649

8

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Unaudited - expressed in U.S. Dollars)

6.	Prepaid expenses

The Company’s prepaid expenses relate to the following:

	June 30,	December 31,
	2025	2024
	$	$

Research and development	—	1,167
Insurance	52,250	158,007
Investor relations conferences and services	35,301	19,490
Administrative services and other	10,038	6,748
	97,589	185,412

7.	Contract payments

During the year ended December 31, 2020, the Company entered into an agreement with Prevail InfoWorks Inc. As part of the agreement, the Company paid $1,200,000 through the issuance of units in the private placement that closed February 28, 2020, to be applied to future regulatory and clinical trial programs. The 108,590 units issued were measured by reference to their fair value on the issuance date, which is equal to CAD $14.76 per unit.

8.	Intangible assets

Cost	Total
$
Balance, December 31, 2023	336,803
Additions	38,924
Balance, December 31, 2024	375,727
Additions	25,210
Balance, June 30, 2025	400,937

Accumulated amortization	Total
$
Balance, December 31, 2023	161,549
Amortization	31,070
Balance, December 31, 2024	192,619
Amortization	13,310
Balance, June 30, 2025	205,929

Carrying values	Total
$
At December 31, 2024	183,108
At June 30, 2025	195,008

9

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Unaudited - expressed in U.S. Dollars)

8.	Intangible assets (continued)

The Company has licensed intellectual property from various third parties. The intangible assets relate solely to licensed intellectual property and there are no other classes of intangible assets. The intangible assets are as described below:

a)	The Company has licensed from a third party (the “Licensor”), under patent rights purchase agreement dated July 9, 2013 and amended April 15, 2014, certain patents relating to allopurinol for the treatment of hypertension. The Company paid a total of $40,000 to the Licensor per the terms of the agreement.

The Company will also pay the Licensor royalties on the cumulative net revenues from the sale or sublicense of the product covered under the patent license until the later of (i) the expiration of the last patent right covering the product; and (ii) the expiration of ten years from the date of the first commercial sales of a product. As of June 30, 2025, no royalties have been accrued or paid.

b)	In December 2012, the Company entered into an agreement to license certain intellectual property relating to the use of all uric acid lowering agents to improve the treatment of metabolic syndrome. Under this patent rights purchase agreement, between the Company and Dr. Richard Johnson and Dr. Takahiko Nakagawa (the “Vendors”), the Company will pay the Vendors a royalty based on the cumulative net revenues from the sale or sublicense of the product covered under the licensed intellectual property until the later of (i) the expiration of the last patent right covering the product; and (ii) the expiration of 10 years from the date of the first commercial sales of a product. As of June 30, 2025, no royalties have been accrued or paid.

c)	Pursuant to a license agreement dated October 9, 2012 as amended on June 23, 2014, between the Company and the University of Florida Research Foundation, Inc. (“UFRF”), the Company acquired the exclusive license to a patent that claims the use of any uric acid lowering agent to treat insulin resistance. The Company has paid or is obligated to pay UFRF the following:

i)	An annual license fee of $1,000;
ii)	Reimburse UFRF for United States and/or foreign costs associated with the maintenance of the licensed patents;
iii)	The issuance to UFRF of 180,397 shares of common stock of the Company. 160,783 have been issued to UFRF as at June 30, 2025 and December 31, 2024. The remaining shares to be issued are included in obligation to issue shares ($24,746);
iv)	Milestone payments of $500,000 upon receipt of FDA approval to market licensed product in the United States of America and $100,000 upon receipt of regulatory approval to market each licensed product in each of other jurisdictions;
v)	Royalty payments of up to 1.5% of net sales of products covered by the license until the later of (i) the expiration of any patent claims; or (ii) 10 years from the date of the first commercial sale of any covered product in each country. Following commencement of commercial sales, the Company will be subject to certain annual minimum royalty payments that will increase annually to a maximum of $100,000 per year. As at June 30, 2025, no royalties have been accrued or paid; and
vi)	UFRF is entitled to receive a royalty of 5% of amounts received from any sub-licensee that are not based directly on product sales, excluding payments received for research and development or purchases of the Company’s securities at not less than fair market value. As at June 30, 2025, no royalties have been accrued or paid.

UFRF may terminate the agreement if the Company fails to meet the above-specified milestones.

10

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Unaudited - expressed in U.S. Dollars)

9.	Property and equipment
Cost	Right-of-use asset	Equipment	Total
	$	$	$
Balance, December 31, 2023	114,588	23,344	137,932
Additions	96,998	—	96,998
Balance, December 31, 2024	211,586	23,344	234,930
Additions	88,074	—	88,074
Balance, June 30, 2025	299,660	23,344	323,004

Accumulated amortization	Right-of-use asset	Equipment	Total
	$	$	$
Balance, December 31, 2023	103,675	10,330	114,005
Amortization	78,525	7,679	86,204
Balance, December 31, 2024	182,200	18,009	200,209
Amortization	36,725	3,580	40,305
Balance, June 30, 2025	218,925	21,589	240,514

Carrying values	Right-of-use asset	Equipment	Total
	$	$	$
At December 31, 2024	29,386	5,335	34,721
At June 30, 2025	80,735	1,755	82,490

The Company entered into an office lease during the year ended December 31, 2022 for which a right-of-use asset was recognized (Note 11). During the year ended December 31, 2024, the Company extended its office lease. A $96,998 right-of-use asset addition was recognized with a corresponding $96,998 increase to the lease liability.

10. Accounts payable and accrued liabilities

	June 30, 2025	December 31, 2024
	$	$
Trade payables	356,405	84,020
Accrued liabilities	97,577	63,185
Total	453,982	147,205

11

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Unaudited - expressed in U.S. Dollars)

11. Lease obligation

The Company has entered into an office lease expiring in 2025, with an imputed interest rate of 8% per annum. A reconciliation of the outstanding lease obligation as at June 30, 2025 is as follows:

$
Balance, December 31, 2023	11,510
Additions	96,998
Lease payments	(69,723)
Balance, December 31, 2024	38,785
Additions	88,074
Lease payments	(46,386)
Balance, June 30, 2025	80,473

The $88,074 lease obligation addition recognized in the six months ended June 30, 2025 relates to an extension of the office lease to May 31, 2026. The $96,998 lease obligation recognized in the year ended December 31, 2024 relates to an extension of the office lease to May 31, 2025.

The following is a schedule of the Company’s future minimum lease payments related to the office lease obligation:

	June 30, 2025	December 31, 2024
	$	$
2025	45,610	39,535
2026	38,008	—
Total minimum lease payments	83,618	39,535
Less: imputed interest	(3,145)	(750)
Total present value of minimum lease payments	80,473	38,785
Less: current portion	(80,473)	(38,785)
Non-current portion	—	—

12. Share capital and reserves

a)	Authorized and issued

Unlimited common shares – 3,788,246 issued at June 30, 2025 (December 31, 2024 – 3,481,375).

b)	Issuances

Six months ended June 30, 2025:

On January 15, 2025, the Company issued 73,871 common shares in an at-the-market offering for gross proceeds of $113,547. In connection with the offering, the Company incurred issuance costs of $19,064. The costs were recorded as a reduction of equity.

On January 15, 2025, the Company issued 233,000 common shares for the exercise of pre-funded warrants at US$0.00001 per share in the amount of $2. An amount of $324,643 was transferred from reserves to share capital as a result.

12

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Unaudited - expressed in U.S. Dollars)

12. Share capital and reserves (continued)

b)	Issuances (continued)

Six months ended June 30, 2024:

On February 15 and March 4, 2024, the Company closed two tranches of a non-brokered offering of 899,717 common share units at a price of CAD $3.00 per common share unit for aggregate gross proceeds of $2,000,549 (CAD $2,699,151). Each common share unit consists of one common share and one warrant to purchase one common share at CAD $4.50 per common share for a period of two years, provided, however that, if, the common shares on the TSXV trade at greater than CAD $6.00 for 10 or more consecutive trading days, the warrants will be accelerated and the warrants will expire on the 30th business day following the date of notice.

The proceeds were allocated $968,000 to the derivative warrant liability (Note 12(h)) and the residual $1,032,549 was allocated to common shares.

In connection with the offering, the Company paid finder’s fees of $97,241, representing a 5% finder’s fee on certain subscriptions to qualified finders. The Company incurred additional cash share issuance costs of $367,195. The costs were allocated between common shares and derivative warrant liability in proportion to their initial carrying amounts with $239,465 recorded as a reduction of equity and $224,486 recorded as transaction costs on derivative warrant liability.

On March 25, 2024, the Company issued 5,000 common shares for the exercise of warrants at CAD $4.50 per share in the amount of $16,570 (CAD $22,500). An amount of $5,244 was transferred from derivative warrant liability to share capital as a result.

c)	Diluted Weighted Average Number of Common Shares Outstanding

	Three months ended		Six months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Basic weighted average common shares outstanding	3,788,246	2,903,565	3,762,815	2,666,417
Effect of outstanding securities	—	—	—	—
Diluted weighted average common shares outstanding	3,788,246	2,903,565	3,762,815	2,666,417

During the six months ended June 30, 2025 and 2024 and the three months ended June 30, 2025, the Company had a net loss, as such, the diluted loss per share calculation excludes any potential conversion of options and warrants that would decrease loss per share. During the three month period ended June 30, 2024, the Company had a net income, however, no instruments were in the money, as such, there was no effect on diluted weighted average number of shares outstanding.

d)	Common Share Purchase Warrants

A summary of the changes in warrants for the six months ended June 30, 2025 and the year ended December 31, 2024 is presented below:

13

12. Share capital and reserves (continued)

d)	Common Share Purchase Warrants (continued)

	Number of Warrants	Weighted Average Exercise price

Balance, December 31, 2023	1,125,210	$22.31
Granted – February 9, 2024	824,767	3.30	(1)
Granted – February 23, 2024	74,950	3.30	(1)
Granted – October 18, 2024	810,810	2.18
Exercised	(5,000)	3.30	(1)
Balance, June 30, 2025 and December 31, 2024	2,830,737	$3.65

(1) Exercise price of CAD $4.50.

During the year ended December 31, 2024, the Company amended the exercise price of 1,125,210 common share purchase warrants that were issued pursuant to private placements that closed in February 2021, October 2021 and October 2022. Pursuant to the polices of the TSXV the terms of the warrants, as amended, will be subject to an acceleration expiry provision such that if for any 10 consecutive trading dates during the unexpired term of the warrants, the closing price of the Company's shares on the exchange exceeds $6.50, the exercise period of the warrants will be reduced to 30 days, starting seven days after the last premium trading day. All other terms of the warrants remain unchanged.

At June 30, 2025, the weighted average contractual remaining life of the unexercised warrants was 2.09 years (December 31, 2024 – 2.58 years).

The following table summarizes information on warrants outstanding at June 30, 2025:

Exercise Price	Number Outstanding		Remaining Contractual Life
$5.00	198,333	February 9, 2026	0.61 years
$5.00	270,211	October 15, 2026	1.29 years
$5.00	101,111	October 15, 2026	1.29 years
$5.00	555,555	October 7, 2027	2.27 years
CAD $4.50	819,767	February 9, 2026	0.61 years
CAD $4.50	74,950	February 23, 2026	0.65 years
$2.18	810,810	October 18, 2029	4.30 years
Total	2,830,737		2.09 years

e)	Pre-Funded Warrants

A summary of the changes in pre-funded warrants for the six months ended June 30, 2025 and the year ended December 31, 2024 is presented below:

	Number of Warrants	Weighted Average Exercise price

Balance, December 31, 2023	-	-
Granted – October 18, 2024	490,810	$0.00001
Exercised	(257,810)	$0.00001
Balance, December 31, 2024	233,000	$0.00001
Exercised	(233,000)	$0.00001
Balance, June 30, 2025	-	-

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12.	Share capital and reserves (continued)

f)	Finders’ and Underwriters Warrants

A summary of the changes in finders’ and underwriters’ warrants for the six months ended June 30, 2025 and the year ended December 31, 2024 is presented below:

	Number of Warrants	Weighted Average Exercise price

Balance, June 30, 2025 and December 31, 2024	50,298	$23.57

At June 30, 2025, the weighted average contractual remaining life of the unexercised finders’ and underwriters’ warrants was 1.75 years (December 31, 2024 – 2.24 years).

The following table summarizes information on finders’ and underwriters’ warrants outstanding at June 30, 2025:

Exercise Price	Number Outstanding		Remaining Contractual Life
CAD$42.30	6,377	February 9, 2026	0.61 years
$42.93	16,144	October 15, 2026	1.29 years
$10.98	27,777	October 7, 2027	2.27 years
Total	50,298		1.75 years

g)	Stock Options

The Company has an incentive Stock Option Plan (the “Plan”) for directors, officers, employees, and consultants, under which the Company may issue stock options to purchase common shares of the Company provided that the amount of incentive stock options which may be granted and outstanding under the Plan at any time shall not exceed 10% of the then issued and outstanding common shares of the Company.

The weighted average fair value of stock options granted was estimated on the date of grant using the Black-Scholes option pricing model with the following data and assumptions:

2024
Dividend yield	Nil
Annualized volatility	100%
Share price	CAD $4.43
Risk-free interest rate	3.59%
Expected life	5 years

The risk-free interest rate is the yield on zero-coupon Canadian Treasury Bills of a term consistent with the assumed option life. The expected life of the option is the average expected period to exercise.

Volatility is based on the available historical volatility of the Company’s share price, excluding specific time frames in which volatility was affected by specific transactions that are not considered to be indicative of the Company’s expected share price volatility. The Company has not declared dividends in the past.

During the three and six months ended June 30, 2025, the Company recorded share-based payments of $6,945 and $15,914 (2024 - $44,031 and $97,165), in respect of the vesting of options issued in prior years.

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12.	Share capital and reserves (continued)

g)	Stock Options (continued)

A summary of the changes in stock options for the six months ended June 30, 2025 and the year ended December 31, 2024 is presented below:

	Number of Options	Weighted Average Exercise price (CAD)
Balance, December 31, 2023	103,922	$16.60
Granted – March 4, 2024	39,483	4.50
Granted – April 8, 2024	8,000	5.00
Granted – December 18, 2024	13,000	1.75
Expired	(16,642)	22.22
Balance, December 31, 2024	147,763	$10.80
Expired	(18,002)	12.86
Balance, June 30, 2025	129,761	$10.51
Vested and exercisable, June 30, 2025	101,408	$12.48

The weighted average contractual remaining life of the unexercised options was 2.78 years (December 31, 2024 - 3.02 years).

The following table summarizes information on stock options outstanding at June 30, 2025:

Exercise Price (CAD)	Number Outstanding	Number Exercisable	Expiry Date	Remaining Contractual Life
$16.92	2,366	2,366	May 12, 2026	0.87 years
$21.69	4,732	4,732	July 14, 2026	1.04 years
$22.86	7,262	7,262	December 21, 2026	1.48 years
$22.86	9,163	9,163	January 12, 2027	1.54 years
$14.40	37,200	37,200	June 6, 2027	1.93 years
$12.42	5,554	4,782	November 25, 2027	2.41 years
$2.90	8,000	8,000	December 31, 2028	3.51 years
$4.50	34,484	19,903	March 4, 2029	3.68 years
$5.00	8,000	8,000	April 8, 2029	3.78 years
$1.75	13,000	-	December 18, 2029	4.47 years
	129,761	101,408

h)	Derivative Warrant Liability

During the years ended December 31, 2024, 2022 and 2021, the Company issued warrants which were recorded as derivative financial liabilities as the exercise price was denominated in a currency other than the functional currency of the Company and in certain situations allow the holder to exercise the warrants on a cashless basis and therefore may be settled other than by the exchange of a fixed amount of cash. Under the cashless exercise option, the holders of these warrants may elect to settle the warrants on a cashless basis if the common shares are not subject to an effective registration statement at the time the holder wishes to exercise them. A contract that may be settled by a single net payment (generally referred to as net cash settled or net equity settled) is a financial liability and not an equity instrument.

These warrants are revalued at each reporting period and any gain or loss is recorded in profit or loss.

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12.	Share capital and reserves (continued)

h)	Derivative Warrant Liability (continued)

Effective January 1, 2023, with the change in functional currency of the Company to USD, the exercise price of warrants denominated in CAD is now denominated in a currency different than the functional currency of the Company and therefore these warrants now meet the definition of a derivative financial liability. Accordingly, all CAD denominated warrants recorded as equity instruments on January 1, 2023, were reclassified to derivative warrant liabilities at their estimated fair value as of that date.

The fair value of the warrants issued during the six months ended June 30, 2025 with an exercise price denominated in CAD was estimated at ($nil) (2024 - $968,000) on the date of grant using the Black-Scholes option pricing model with the following data and assumptions:

2024
Dividend yield	Nil
Annualized volatility	130-135%
Share price	CAD $3.10
Risk-free interest rate	4.17% – 4.36%
Expected life	2 years

The balance of the derivative warrant liabilities (level 3) is as follows:

Balance at December 31, 2023	$531,000
Warrants issued February 9, 2024	865,000
Warrants issued February 23, 2024	103,000
Warrants exercised	(5,244)
Fair value adjustment	79,244
Balance at June 30, 2024	$1,573,000
Reclassified to reserves	(123,651)
Fair value and other adjustments	(877,349)
Balance at December 31, 2024	$572,000
Fair value adjustment	(395,000)
Balance at June 30, 2025	$177,000

Significant assumptions used in determining the fair value of the derivative warrant liabilities at June 30, 2025 and December 31, 2024 are as follows:

	June 30, 2025	December 31, 2024
Share price	$0.91	$1.13
Risk-free interest rate	2.60%	2.92%
Dividend yield	0%	0%
Expected volatility	69%-123%	94%-134%
Remaining term (in years)	0.7–2.3	1.1-2.8

The fair value is classified as level 3 as expected volatility is determined using historical volatility and is therefore not an observable input.

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13.	Related party transactions

All related party transactions were measured at fair value. All amounts due from/payable to related parties are unsecured, non-interest bearing and have no fixed terms of repayment.

During the six months ended June 30, 2025 and 2024, the Company incurred the following transactions with related parties:

a)	Wages and benefits and professional fees were paid or accrued to Allen Davidoff, the Chief Executive Officer (“CEO”), in the amount of $164,394 (2024 - $212,711).

b)	Fees were paid or accrued to Michael Bumby, the Chief Financial Officer (“CFO”) of the Company in the amount of $79,895 (2024 - $75,584 (paid or accrued to the former CFO)).

c)	Research and development fees were paid or accrued to Haworth Biopharmaceutical Consulting Services Inc., a company owned by Stephen Haworth, the Chief Medical Officer (“CMO”) of the Company in the amount of $48,000 (2024 - $62,445).

d)	Consulting fees were paid or accrued to Stacy Evans, the Chief Business Officer (“CBO”) of the Company in the amount of $75,000 (2024 - $82,500).

e)	Directors’ fees were paid or accrued to the directors of the Company in the amount of $105,154 (2024 - $85,532). The amount includes director fees payment of $66,446 for the six months ended June 30, 2025 (2024 - $64,212) to Anthony Giovinazzo, Chairman of the Company.

f)	As at June 30, 2025, $26,686 (December 31, 2024 - $11,120) was payable to directors of the Company, $28,174 (December 31, 2024 - $7,705) was payable and accrued to the CFO of the Company for CFO services, $16,000 (December 31, 2024 - $8,000) was payable and accrued to the CMO of the Company for consulting services, and $25,000 (December 31, 2024 - $12,500) was payable and accrued to the CBO of the Company for consulting services. The balances are unsecured, non-interest bearing, and have no fixed terms of repayment.

g)	Management and directors’ compensation transactions for the six months ended June 30, 2025 and 2024 are summarized as follows:

	Management Compensation	Directors’ fees	Share-based payments	Total
	$	$	$	$
Six months ended June 30, 2024
Directors and officers	433,240	85,532	71,426	590,198

Six months ended June 30, 2025
Directors and officers	367,289	105,154	8,958	481,401

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14. Financial instruments and risk management

The Company’s financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, lease obligation and derivative warrant liability. The fair values of cash and accounts payable and accrued liabilities and lease liability approximate their carrying values at June 30, 2025, due to their short-term nature. Derivative warrant liability is carried at fair value and is classified within Level 3 of the fair value hierarchy.

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include foreign currency risk, interest rate risk, market risk, credit risk, and liquidity risk. Where material, these risks are reviewed and monitored by the Board of Directors

There have been no changes in any risk management policies since December 31, 2024.

15. Capital management

The Company defines capital that it manages as shareholders’ equity. The Company manages its capital structure in order to have funds available to support its research and development and sustain the future development of the business. When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support its activities.

Since inception, the Company’s objective in managing capital is to ensure sufficient liquidity to finance its research and development activities, general and administrative expenses, expenses associated with intellectual property protection, and its overall capital expenditures. There were no changes during the six months ended June 30, 2025. The Company is not exposed to external requirements by regulatory agencies regarding its capital.

16. Commitments

The Company’s long-term arrangements that are not recognized as liabilities as at June 30, 2025 and December 31, 2024 are as follows:

a)	Employment Agreements

	June 30, 2025	December 31, 2024
	$	$
Management services – officers	321,000	321,000

The President, CEO, and a director of the Company has a long-term employment agreement with the Company. The agreement has a termination clause whereby he is entitled to the equivalent of 12 times his then current monthly salary which, as of June 30, 2025 and December 31, 2024, equated to an annual salary of $321,000.

b)	Payments

In the normal course of business, the Company has committed to payments totaling $121,793 (December 31, 2024 - $323,000) related to its clinical trial, and manufacturing, activities, and other regular business activities which are expected to occur over the next two years.

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17. Segmented information

The Company operates in one reportable operating segment: the development and commercialization of therapies to treat hyperuricemia related diseases. As the operations comprise a single reporting segment, amounts disclosed also represent segment amounts. All long-term assets of the Company are located in Canada.

18. Subsequent events

On July 22, 2025, the Company closed a non-brokered private placement of 1,267,123 units at a price of $0.73 per unit for aggregate gross proceeds of $925,000. Each Unit consists of one common share in the capital of the Company and one common share purchase warrant. Each warrant entitles the holder thereof to purchase one additional common share at a price of $1.20 for a period of sixty months following the date of issuance provided, however, that if the closing price of the common shares on the Nasdaq is greater than $2.00 for ten or more consecutive trading days, the warrants will be accelerated and will expire on the 30th business day following the date of such notice. In connection with the Offering, the Company paid an aggregate of $12,264 in finder’s fees and issued, in aggregate, 16,800 finder’s warrants. Each finder’s warrant has terms equal to those of the common share purchase warrants.

On August 8, 2025, the Company closed a non-brokered private placement of 156,849 units at a price of $0.73 per unit for aggregate gross proceeds of $114,500. Each unit consisted of one common share in the capital of the Company and one common share purchase warrant. Each warrant entitles the holder thereof to purchase one additional common share at a price of $1.20 for a period of sixty months following the date of issuance provided, however, that if the closing price of the common shares on the Nasdaq is greater than $2.00 for ten or more consecutive trading days, the warrants will be accelerated and will expire on the 30th business day following the date of such notice.

As of June 30, 2025, the Company had incurred $92,594 of deferred share issue costs in connection with these financings.

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